Mail Stop 6010

September 25, 2008

Bradley D. Slye
Chief Executive Officer and Chief Financial Officer
Electro-Sensors, Inc.
6111 Blue Circle Drive
Minnetonka, Minnesota 55343-9108

> **Re:** **Electro-Sensors, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-09587**

Dear Mr. Slye:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief